Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                              Nine Months Ended
                                                September 30
                                         1998                    1997
Fixed Charges:
   Interest Expense                $    25,135             $    29,882
   Capitalized Interest                  1,585                   1,786
   Dividend Requirement on
      Series B Preferred Stock [1]      11,212                  11,776
   Interest Component of
      Rental Expense [2]                28,977                  24,755
                                   $    66,909             $    68,199

Earnings:
   Income before Taxes             $   187,837             $   167,942
   Fixed Charges                        66,909                  68,199
      Capitalized Interest              (1,585)                 (1,786)
      Preferred Dividend
        Requirements [3]               (11,212)                (11,776)
                                   $   241,949             $   222,579

Ratio of Earnings to Fixed Charges:        3.6 x                   3.3 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments. The nine month period ended September 30, 1997 was restated for a change in the estimation method.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.